Exhibit 99.1

Cipher Reports Third Quarter Results

– Quarter Highlighted by 28% Revenue Growth, $2.3 Million in Cash Flow from Operations and Strong Advancement of Pre-Commercial Portfolio –

MISSISSAUGA, ON, Nov. 4, 2015 /CNW/ - Cipher Pharmaceuticals Inc. (NASDAQ:CPHR; TSX:CPH) ("Cipher" or "the Company") today announced its financial and operational results for the three and nine months ended September 30, 2015.

"Our 28% revenue growth in Q3 2015 was driven by our recent acquisition of Innocutis and continued growth of Epuris® & Vaniqa® in Canada, as we continue to show strong progress in transforming Cipher from a royalty stream business into a customer-centric dermatology company with multiple high-growth opportunities," said Shawn Patrick O'Brien, President and CEO.  "Our royalty business continues to deliver strong cash flows and consistent earnings that support investment in our growth businesses.  As per our new growth strategy, our third quarter results reflect that investment, especially our significant near-term investment in our U.S. products and capabilities, to accelerate growth and drive long-term profitability."

"Even with the significant increased SG&A investment in Innocutis, we continue to generate positive cash flow from operations," Mr. O'Brien continued. "We are very encouraged by the recent performance of our lead U.S. product, Sitavig®, following the launch of our new sales and marketing campaign in early October, with weekly prescriptions showing an immediate upswing.  While, as per our plan, our investment in our U.S. business and products dampened our profitability in the short term, we expect to realize our two stated Innocutis financial acquisition goals:  To be accretive to earnings within two years; and to deliver a 20% IRR over five years. Management expects to see the growth in revenues and earnings over the coming quarters as we reap the benefits of our efforts."

Mr. O'Brien concluded, "The favourable resolution of the Absorica® patent litigation significantly de-risks cash flows from our largest revenue generator and provides excellent visibility for this product out to the end of 2020, with additional upside from new market launches outside of North America.  In addition, we continue our steady advancement of our pre-commercial products with the potential to add up to ten new revenue streams over the next 20 months to drive earnings growth."

Financial Highlights for the Third Quarter
(all figures compared to Q3 2014 unless otherwise noted)

  Total revenue increased 28% to $8.5 million from $6.6 million;
  - Licensing revenue increased to $6.3 million from $6.2 million;
  - Product revenue increased to $2.2 million from $0.5 million, driven primarily by new products acquired with Innocutis, as well as growth of Canadian products;
  Total operating expenses were unchanged from Q2 2015;
  Adjusted EBITDA1 was $15,000 compared to $4.8 million, with the following items negatively impacting Adjusted EBITDA relative to Q3 2014:
  - $2.1 million in foreign exchange loss related to translation of the Canadian denominated cash and cash equivalents; and,
  - $0.5 million related to certain one-time product return reserves for U.S. products.
  Excluding these items, Adjusted EBITDA would have been $2.6 million, with the decrease from Q3 2014 being primarily due to the investment in the U.S. products and capabilities to drive long-term profitability;
  Cash and cash equivalents at September 30, 2015 were $28.1 million, compared to $29.7 million at June 30, 2015.  The reported decline includes the $2.1 million negative impact on cash and cash equivalents for the three months ended September 30, 2015 due to translation of Canadian dollar cash balances to U.S. dollars; and
  Cash flow from operating activities for Q3 2015 was $2.3 million and for the first nine months of 2015 was $8.4 million.

[1] EBITDA is a non-IFRS financial measure. The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning under
IFRS and therefore may not be comparable to similar measures presented by other companies. Cipher defines Adjusted EBITDA as earnings before interest, income taxes, depreciation of property and equipment, amortization of intangible assets, non-cash share-based compensation and changes in fair value of derivative financial instruments.

Settlement of Absorica® Patent Litigation

Subsequent to the end of Q3 2015, Cipher, along with its partners, Ranbaxy Pharmaceuticals, Inc., a Sun Pharma Company, and Galephar, Pharmaceutical Research, Inc., reached a favourable settlement in the patent litigation suit relating to an Abbreviated New Drug Application for a generic version of Absorica®.  Under the settlement, Cipher and its partners entered into a non-exclusive license agreement with Actavis Laboratories F1, Inc., Andrx Corp., Actavis, Inc. and Actavis Pharma, Inc. ("Actavis") under which Actavis may begin selling its generic version of Absorica® in the U.S. on December 27, 2020 (approximately nine months prior to the expiration of the patents in September 2021) or earlier under certain circumstances.  The settlement agreement is subject to review by the U.S. Federal Trade Commission and the U.S. Department of Justice.

Pre-Commercial Product Highlights for the Third Quarter

  Ozenoxacin's second Phase III clinical trial was successfully completed by Ferrer, achieving its primary end-point, and Cipher is targeting a regulatory submission to Health Canada in the first half of 2016;
  Isotretinion is advancing towards launch in Chile by the Company's marketing partner in late 2015 and is under regulatory review in Brazil;
  Actikerall® is targeted to launch in Canada in Q1 2016;
  Betaflam is under review by Health Canada with a decision expected late Q4 2015;
  Dermadexin™ and Pruridexin™ have each been submitted (510(k) submissions) and accepted for review by the U.S. Food and Drug Administration and submitted to Health Canada (Natural Health Product submissions); and
  CF101's Phase III study design has been completed by Can-Fite.

Change in Presentation Currency

As noted in its second quarter release, effective April 1, 2015, Cipher changed its presentation currency from the Canadian dollar to the United States dollar in accordance with IFRS requirements.  The Company believes that changing its presentation currency to U.S. dollars will result in more relevant and reliable information for financial statement users, and will more accurately reflect the results of its operations. The comparative figures disclosed herein and in the Company's financial statements and Management's Discussion and Analysis for the periods ended September 30 have been retrospectively changed to reflect the change in reporting currency to the U.S. dollar, as if the U.S. dollar had been used as the reporting currency for all prior periods. All dollar figures are stated in U.S. dollars unless otherwise indicated.

Financial Review
(All figures are in U.S. dollars)

Total Revenue

Total revenue for Q3 2015 increased 28% to $8.5 million from $6.6 million for Q3 2014.

Licensing Revenue

Licensing revenue increased to $6.3 million from $6.2 million for Q3 2014.

Revenue for Absorica® for Q3 2015 increased 9% to $4.8 million from $4.4 million for Q3 2014.  Market share continues to hold in the 19% to 20% range consistent with the last three quarters, compared to 20.3% for Q3 2014.  Overall growth for the U.S. isotretinoin prescription market was 10.7% compared to Q3 2014.

Revenue for Lipofen® for Q3 2015 was $1.1 million compared to $1.0 million for Q3 2014.  The product continues to perform well in 2015 despite the fact that the Company's partner, Kowa, has decreased its commercial efforts.

Revenue from extended-release tramadol products (ConZip® in the U.S. and Durela® in Canada) for Q3 2015 was $0.4 million compared to $0.7 million for Q3 2014.  An authorized generic version of the product was launched by Cipher in the U.S. in July 2015 through its partner, Vertical.

Product Revenue

Product revenue for Q3 2015 increased to $2.2 million from $0.5 million, primarily due to the addition of Innocutis products in April 2015.

U.S. product revenue (Innocutis products) for Q3 2015 was $1.6 million, comprised of Nuvail® ($0.4 million), Sitavig® ($0.3 million), Bionect® ($0.4 million), Umecta ($0.3 million) and Inova ($0.1 million).  U.S. product revenue was negatively impacted by $0.5 million related to certain one-time product return reserves.  Excluding the one-time product return reserves, Sitavig® revenue would have been $0.7 million and Nuvail® revenue would have been $0.5 million.

Canadian product revenue (Epuris® and Vaniqa®) for Q3 2015 increased by 63% to $0.6 million compared to Q3 2014, with Vaniqa® (launched in May 2015) contributing 20% of that growth.

Expenses

Research and development expense for Q3 2015 was $0.5 million compared to $0.2 million for Q3 2014.

Selling and marketing expense for Q3 2015 was $2.6 million compared to $0.5 million in the third quarter of 2014.  The increase of $2.1 million was primarily the result of the Company's investment in its U.S. products and capabilities at Innocutis (acquired April 2015) to drive long-term profitability.

General and administrative expense for Q3 2015 was $5.3 million compared to $1.4 million in the third quarter of 2014.  The increase of $3.9 million for Q3 2015 includes a foreign exchange loss of $2.1 million resulting from the impact of the translation of the Canadian denominated cash and cash equivalents.  Excluding these items, the increase was primarily the result of $1.3 million in expenses incurred by Innocutis (acquired April 2015) to support the long-term growth of that business.  In addition, Canadian operations incurred additional expenses for business development activities, as well as additions to the management team.

Adjusted EBITDA

Adjusted EBITDA for Q3 2015 was $15,000, compared to $4.8 million for Q3 2014.  Adjusted EBITDA for Q3 2015 includes a $2.1 million foreign exchange loss due to the translation of the Canadian denominated cash and cash equivalents, as well as $0.5 million in certain one-time product return reserves.  Excluding these impacts, Adjusted EBITDA for Q3 2015 would have been $2.6 million, with the decrease being primarily the result of the negative EBITDA contribution of Innocutis, consistent with the Company's strategy to invest in its U.S. products and capabilities to drive long-term profitability.

Net Loss

Net loss for Q3 2015 was $2.2 million, or $0.09 per basic share, compared to net income of $7.9 million, or $0.31 per basic share for Q3 2014.

Cash and Cash Equivalents

As at September 30, 2015, the Company had cash and cash equivalents of $28.1 million compared to $29.7 million as at June 30, 2015.  The reported decline includes the $2.1 million negative impact on cash and cash equivalents for the three months ended September 30, 2015 due to translation of Canadian dollar cash balances to U.S. dollars for reporting purposes.

Cash flow from operating activities for Q3 2015 was $2.3 million and for the first nine months of 2015 was $8.4 million.

Financial Statements and MD&A

Cipher's Financial Statements and Management's Discussion and Analysis ("MD&A") for the period ended September 30, 2015 are available on the Company's website at www.cipherpharma.com in the "Investors" section under "Quarterly Reports".

Notice of Conference Call

Cipher will hold a conference call today, November 4, 2015, at 8:30 a.m. (ET) to discuss its financial results and other corporate developments. To access the conference call by telephone, dial 647-427-7450 or 1-888-231-8191.

A live audio webcast will be available through http://www.cipherpharma.com or http://bit.ly/1LSI3hH.  An archived replay of the webcast will be available for 90 days.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (NASDAQ:CPHR; TSX:CPH) is a rapidly growing specialty pharmaceutical dermatology company with a diversified portfolio of commercial-stage products with the goal of becoming the most customer-centric dermatology company in North America.

Cipher has completed seven transactions in 2015, including the acquisition of Innocutis and its nine branded dermatology products, to build its U.S. commercial presence, expand its Canadian dermatology franchise and broaden its pipeline. Cipher is well-capitalized to drive long-term, sustained earnings growth by leveraging its proven clinical development capabilities and efficient commercial execution. For more information, visit www.cipherpharma.com.

Forward-Looking Statements

Statements made in this news release may be forward-looking and therefore subject to various risks and uncertainties. The words "may", "will", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", "hope" and "continue" (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  Factors that could cause results to vary include those identified in the Company's Annual Information Form, Form 40-F and other filings with Canadian and U.S. securities regulatory authorities. These factors include, but are not limited to our ability to enter into in-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our  dependency on three products;  integration difficulties and other risks if we acquire or in-license technologies or product candidates;  reliance on third parties for the marketing of our products; the product approval process is highly unpredictable;  the timing of completion of clinical trials; reliance on third parties to manufacture our products; we may be subject to product liability claims; unexpected product safety or efficacy concerns may arise; generate revenue from a limited number of distribution and supply agreements; the pharmaceutical industry is highly competitive; requirements for additional capital to fund future operations; dependence on key managerial personnel and external collaborators;  no assurance that we will receive regulatory approvals in the U.S., Canada or any other jurisdictions;  limitations on reimbursement in the healthcare industry; limited reimbursement for products by government authorities and third-party payor policies;  various laws pertaining to health care fraud and abuse; reliance on the success of strategic investments and partnerships; the publication of negative results of clinical trials; unpredictable development goals and projected time frames; rising insurance costs; ability to enforce covenants not to compete; risks associated with the industry in which it operates; foreign currency risk; the potential violation of intellectual property rights of third parties; our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our products; changes in U.S., Canadian or foreign patent law; litigation in the pharmaceutical industry concerning the manufacture and supply of novel versions of existing drugs that are the subject of conflicting patent rights; inability to protect our trademarks from infringement; shareholders may be further diluted; volatility of our share price; a significant shareholder; we do not currently intend to pay dividends; and our operating results may fluctuate significantly; we may be unsuccessful in evaluating material risks involved in complete and future acquisitions; we may be unable to identify, acquire or integrate acquisition targets successfully; operations in the U.S.; and inability to meet covenants on our credit facilities. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian or U.S. securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

SOURCE Cipher Pharmaceuticals Inc.

%CIK: 0001358575

For further information: Investors: In Canada: Lawrence Chamberlain, NATIONAL Equicom, (416) 848-1457, lchamberlain@national.ca; In the United States: Thomas Hoffmann, The Trout Group LLC, (646) 378-2931, thoffmann@troutgroup.com; Media: Mike Beyer, Sam Brown Inc., Mobile: (312) 961-2502, mikebeyer@sambrown.com

CO: Cipher Pharmaceuticals Inc.

CNW 07:00e 04-NOV-15